AB 3/4

08026526

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66534

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Challenger Capital Group, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3100 Trammell Crow Center, 2001 Ross Ave.
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

SEC
Mail Processing
Section
FEB 28 2008
Washington, DC
100

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/08

OATH OR AFFIRMATION

I, Todd Robichaux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Challenger Capital Group, Ltd., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michelle C Brown
My Commission Expires
07/05/2011

Signature

Managing Director
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHALLENGER CAPITAL GROUP, LTD.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2007

CHALLENGER CAPITAL GROUP, LTD.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Challenger Corporation, general partner of
Challenger Capital Group, Ltd.

We have audited the accompanying statement of financial condition of Challenger Capital Group, Ltd., as of December 31, 2007, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Challenger Capital Group, Ltd., as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
February 23, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

CHALLENGER CAPITAL GROUP, LTD.
Statement of Financial Condition
December 31, 2007

ASSETS

Cash and cash equivalents	$ 6,345,979
Certificate of deposits - pledged	35,000
Fees receivable	104,576
Property and equipment, net of accumulated depreciation	385,324
Goodwill	122,573
Other receivables and advances	56,878
Other assets	60,461
	$ 7,110,791

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 82,319
Discretionary incentive bonuses payable	512,500
	594,819
Partners' capital	6,515,972
	$ 7,110,791

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD.
Statement of Income
For the Year Ended December 31, 2007

Revenues	
Fee and reimbursement income	$ 1,520,010
Interest income	120,801
Other income	35,000
	1,675,811
Expenses	
Compensation and benefits	3,416,642
Communications	69,245
Occupancy and equipment costs	352,462
Promotional costs	66,930
Regulatory fees and expenses	94,223
Other expenses	980,781
	4,980,283
Net loss	$ (3,304,472)

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2007

	General Partner	Series A Limited Partners	Series B Limited Partners	Total
Balances at December 31, 2006	$ -0-	$ 1,051,863	$ -0-	$ 1,051,863
Contributions		328,569	9,803,786	10,132,355
Distributions		(328,569)	(291,286)	(619,855)
Loans to partners			(596,963)	(596,963)
Capital raised expenses			(146,956)	(146,956)
Net loss		(1,051,863)	(2,252,609)	(3,304,472)
Balances at December 31, 2007	$ -0-	$ -0-	$ 6,515,972	$ 6,515,972

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2007

Balance at December 31, 2006	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2007	$	-0-

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities	
Net loss	$ (3,304,472)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Depreciation	78,355
Change in operating assets and liabilities:	
Increase in fees receivable	(56,599)
Increase in other receivables and advances	(15,401)
Increase in other assets	(27,000)
Increase in accounts payable and accrued liabilities	54,344
Increase in discretionary incentive bonuses	327,500
Net cash provided (used) by operating activities	(2,943,273)
Cash flows from investing activities	
Proceeds from reduction of certificate of deposit – pledged	30,000
Purchase of property and equipment	(60,917)
Acquisition of goodwill	(122,573)
Net cash provided (used) by investing activities	(153,490)
Cash flows from financing activities	
Capital contributions	9,512,500
Loan to members	(596,963)
Capital raised expenses	(146,956)
Net cash provided (used) by financing activities	8,768,581
Net increase (decrease) in cash and cash equivalents	5,671,818
Cash and cash equivalents at beginning of year	674,161
Cash and cash equivalents at end of year	$ 6,345,979

Supplemental schedule of cash flow information

Net cash investing and financial activities	
Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

Supplemental schedule of non cash transactions

Preferred distribution converted to capital	$ 619,855

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD.
Notes to Financial Statements
December 31, 2007

Note 1 - Summary of Significant Accounting Policies

Challenger Capital Group, Ltd. (the "Partnership") was formed under the laws of the State of Texas on May 1, 2003, commenced business on May 7, 2004, and will continue indefinitely until termination at the discretion of the general partner. The Partnership consists of a managing general partner and various limited partners. The Partnership agreement provides for certain contributions of capital by the partners. Profits and losses of the Partnership will be allocated as determined by the general partner. As well, the general partner will determine the amounts and the times any distributions will be made. Limited partners are not personally liable for any obligations of the Partnership. Their capital accounts cannot be reduced below $0. Offices of the Partnership are located in Dallas, Texas.

The Partnership provides investment banking services related to the corporate finance needs of middle-market growth companies including the private placement of equity, mezzanine and debt securities as well as advisory services related to mergers and acquisitions, divestitures, corporate real estate and business strategy.

The Partnership became effective November 18, 2004 as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and operates under (SEC) Rule 15c3-3(k)(2)(i). The Partnership is also a member of the Financial Industry Regulatory Authority ("FINRA").

Approximately 58% of revenue for the year ended December 31, 2007 was derived from entities which, at the time of engagement, were affiliates of limited partners which owned approximately 4.56% of the Partnership. In addition, in the normal course of raising capital for client companies, the Partnership has presented opportunities to invest in these clients to the Partnership's limited partners, and some of the Partnership's limited partners have made investments in these clients.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, the Partnership has defined cash equivalents as highly liquid investments that are not held for sale in the ordinary course of business.

Note 1 - Summary of Significant Accounting Policies, continued

Goodwill represents the excess of business acquisition costs over the fair value of net assets acquired. The Company has adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Intangible Assets*. Under SFAS 142, goodwill and intangible assets with indefinite lives are not amortized, but are tested annually for impairment or more frequently as circumstances dictate.

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2007 was $78,355, and is reflected in occupancy and equipment cost.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Loans to partners are reflected as a contra-partners' capital account.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Partnership had net capital of approximately $6,142,510 and net capital requirements of $5,000. The Partnership's ratio of aggregated indebtedness to net capital was .01 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

In compliance with FINRA's Interpretations of Financial & Operational Rules, the Partnership has determined net capital by excluding amounts accrued for discretionary incentive bonuses from aggregate indebtedness and adding such amounts back to net worth.

Note 3 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

Note 4 - Federal Income Taxes

The Partnership's net income is passed through to the partners and reported on their Federal income tax returns; therefore, no provision for Federal income taxes has been made in the accompanying financial statements.

Note 5 - Preferred Distributions

Pursuant to the Agreement of Limited Partnership of the Partnership, distributions of the Preferred Return shall be made to the Preferred Limited Partners on December 31 of each year. Preferred Return due on December 31, 2007 totaled \$619,855, \$328,569 to Series A investors and \$291,286 to Series B investors, and was paid by issuing additional partnership interests. As required under the Agreement of Limited Partnership, the Partnership has received consents to issue the additional Partnership units from Preferred Limited Partners whose partnership percentages exceed 50%.

Note 6 - Operating Leases

The following is a schedule by years of future minimum rental payments required under various operating leases that have initial or remaining noncancelable lease terms in excess of one year.

Year Ending December 31,	
2008	$ 246,604
2009	256,951
2010	43,113
	$ 546,668

Rental expense for the year ended December 31, 2007 was \$182,962 and is reflected in occupancy and equipment costs.

Certificates of deposit owned by the Company are pledged to the landlord under the terms of the lease agreement.

Note 7 - Employee Benefits

The Partnership has a 401(k) savings plan for all eligible employees. The plan allows the Partnership to make discretionary matching contributions, as well as additional discretionary contributions. The Partnership made \$70,492 in contributions to the plan for the year ended December 31, 2007.

Note 8 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 289,824
Equipment and software	227,497
Leasehold improvements	73,168
	590,489
Less: accumulated depreciation	(194,610)
	$ 395,879

Depreciation expense for the year ended December 31, 2007 was $78,355 and is reflected in occupancy and equipment costs and other expenses.

Note 9 - Concentration Risk

At December 31, 2007, and at various other times during the year, the Partnership had cash balances in excess of federally insured limits of $100,000.

Note 10 - Loans to Partners

The loans of $596,963 to partners bear interest at 8% per annum and are due April 12, 2012.

Note 11 - Liquidity

The Partnership has sustained an operating loss. The Partnership has been able to maintain adequate liquidity through additional capital contributions. As stated in Note 2, the Partnership had net capital of $6,142,510 as of December 31, 2007. At that date, the Partnership had unrestricted cash and receivables in excess of liabilities of $5,855,736. Management does not anticipate any loss to be incurred during 2008.

Management had taken steps to increase revenue and monitor operating expenses. Management also believes that it will be able to attract additional capital as needed during 2008. There are no assurances that management will be able to increase revenue or procure additional capital in amounts necessary to provide adequate capital with which to operate.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2007

Schedule I

CHALLENGER CAPITAL GROUP, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$6,515,972
Add:		
Other deductions or allowable credits		
Discretionary incentive bonuses payable		512,500
Total capital and allowable subordinated liabilities		7,028,472
Deductions and/or charges		
Non-allowable assets:		
Certificate of deposits – pledged	$ 35,000	
Fees receivable	104,576	
Property and equipment, net	385,324	
Goodwill	122,573	
Other receivables and advances	56,878	
Other assets	60,461	(764,812)
Net capital before haircuts on securities positions		6,263,660
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		121,150
Net capital		$6,142,510

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Liabilities	
Accounts payable and accrued expenses	$ 82,319
Total aggregate indebtedness	$ 82,319

Schedule I (continued)

CHALLENGER CAPITAL GROUP, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 5,491
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,491
Net capital in excess of required minimum	$6,137,019
Excess net capital at 1000%	$6,134,278
Ratio: Aggregate indebtedness to net capital	.01 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

There are no material differences in the computation of net capital under Rule 15c3-1 from the Partnership's computation.

Schedule II

CHALLENGER CAPITAL GROUP, LTD.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

EXEMPTIVE PROVISIONS

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Partnership is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2007

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Challenger Capital Group, Ltd.

In planning and performing our audit of the financial statements and supplemental information of Challenger Capital Group, Ltd. (the "Partnership"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 23, 2008